

May 7, 2014

Via E-mail
Ramon Tejeda
Chief Executive Officer
TabacaleraYsidron, Inc.
100 Europa Drive, Ste. 455
Chapel Hill, NC 27517

> **Re:** **TabacaleraYsidron, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 23, 2014**
> **File No. 333-192060**

Dear Mr. Tejeda:

We have reviewed your responses to the comments in our letter dated February 24, 2014 and have the following additional comments.

Prospectus Summary, page 4

Overview, page 4

1. We note your revised disclosure on page 4 in response to our prior comment 3. Please revise to disclose your total stockholders' deficit as of December 31, 2013.

2. We note your response to our prior comment 5. Please revise to identify the month during which you will run out of funds at the current burn rate without additional capital. In addition please disclose the date as of which you "currently" have the stated amount of cash on hand, ensuring that this is the latest practicable date.

3. We note the statement that you would have to "substantially increase" sales or pursue additional financing in order to continue operations. For clarity please also state that you have not sold any cigars since 2012.

4. We note your response to our prior comment 6. Please reconcile your disclosure that you expect costs to be approximately $80,000 per year with your disclosure on page 11 that you expect costs to be approximately $25,000 per year. Please also tell us, with a view towards revised disclosure, whether this figure is separate from the $52,000 for expenses disclosed on page 20.

Description of Business, page 23

Overview, page 23

5. We note your response to our prior comment 10. Please reconcile your response with the disclosure in the last two risk factors on page 10, which seem to imply that you are a cigar manufacturer. Additionally, your statement on pages 4 and 23 that the founders "sought to create a cigar that would appeal to aficionados" further supports the notion that you are a manufacturer. We also note that Note 1 to the Financial Statements on page F-5 has been revised to indicate that the Company was incorporated to "manufacture" premium cigars.

6. We note your response to our prior comment 12. Because you include a risk discussing the fact that you only have one supplier and have not identified any others, please also disclose in the risk factors section the fact that you do not have any contractual relationship with this one supplier.

Management's Discussion and Analysis, page 26

Plan of Operation, page 26

7. We note your disclosure that the Company "is beginning work on a brochure at the current time and anticipates having a final version by the end of February," and "will begin the email and mail campaign in March and phone follow-ups in April." We also note that the Company plans to "have the product in place by the beginning of the spring golf season which is usually late March or April." Please revise to clarify the current status of these campaigns.

Executive Compensation, page 31

Summary Compensation Table, page 31

8. We note your response to our prior comment 18 and reissue. Please tell us, with a view towards revised disclosure, why page 32 characterizes this transaction as a "transfer" and the notes to the financial statements characterize it as a sale. In addition please explain to us what you mean by "transferred to an officer of the Company for the benefit of the Company to a new CFO." The meaning of that statement is unclear to us.

Item 15. Recent Sales of Unregistered Securities, page 35

9. Please revise to state the number of investors and number of accredited investors in the March 11, 2013 transaction.

<u>Signatures, page 7</u>

 10. Please revise the second half of the signature block to indicate, if true, that Mr. Tejada is also signing in his capacity as director.

 You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

         Sincerely,

         /s/ John Dana Brown

         John Dana Brown
         Attorney Advisor

cc: <u>Via E-Mail</u>
   Gregg Jaclin, Esq.